MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2018 and 2017

TABLE OF CONTENTS

1.	Overview of the business	2-4

2.	Highlights and key business developments	4-6

3.	Operating performance	7-9

4.	Development and exploration update	9-10

5.	Financial results	11-16

6.	Selected quarterly financial data	16-17

7.	Outlook	17-18

8.	Liquidity and capital resources	19-23

9.	Non-GAAP measures	23-26

10.	Summary of outstanding share data	26

11.	Related party transactions	26

12.	Critical accounting policies and estimates	26-29

13.	Risks and uncertainties	29

14.	Internal control	30-31

15.	Cautionary statements	31-32

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of July 31, 2018 and should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and 2017 and the related notes thereto.

Additional information on the Company, including its most recent Annual Information Form (“AIF”) is available under the Company’s profile at www.sedar.com and the Company’s website: www.asanko.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars (“US dollars”) unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

All financial and operations results in this MD&A are discussed on a consolidated basis and include 100% of the results from the Company’s Ghanaian operations.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections “13. Risks and uncertainties” and “15.1 Cautionary statement on forward looking information” at the end of this MD&A.

1.	Overview of the business

Asanko is a Canadian-based gold producer with an interest in an operating mine, the Asanko Gold Mine (the “AGM” or the “Project”), and highly prospective gold concessions, in various stages of exploration, on both the Asankrangwa and Sefwi belts in the Republic of Ghana (“Ghana”), West Africa. Asanko’s vision is to build a mid-tier gold mining company through organic production growth, exploration, strategic M&A activity and the disciplined deployment of its financial resources. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE American (“NYSE”) under the symbol “AKG”.

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and nine satellite deposits. The mine is being developed in phases. The first phase comprised the construction of a 3 million tonnes per annum (“Mtpa”) carbon-in-leach (“CIL”) processing facility and bringing the first pit, Nkran, into production (“Phase 1”). Phase 1 was funded by cash on hand and a $150 million debt facility (see section “8.0 Liquidity and capital resources” below) and was completed in early 2016 within budget and ahead of schedule. Gold production commenced in January 2016, commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016.

The Company has the option to expand the AGM through two organic growth projects, namely Project 5 Million (“P5M”) and Project 10 Million (“P10M”), which could ultimately double the mine’s processing capacity and increase production to ~450,000 ounces per year. A positive Definitive Feasibility Study on the planned expansion projects was published in a technical report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) on June 5, 2017 (and amended and restated December 20, 2017) (the “12/17 DFS”) and has been filed on SEDAR, www.sedar.com, and is available on the Company’s website: www.asanko.com (see section “4.1 Expansion projects” below). The 12/17 DFS was based on the optimal NPV on a capital unconstrained basis for the AGM, which assumed the sequential development of each project.

The first stage of P5M, the brownfield modifications and upgrades to the CIL processing plant to increase throughput to 5Mtpa, is complete. The volumetric upgrades achieved name plate capacity in December 2017 with the processing plant operating at an annualized milling rate in excess of 5Mtpa. Installation and commissioning of the P5M recovery circuit upgrades were completed during Q2 2018.

The second stage of P5M, as contemplated in the 12/17 DFS, is the construction of an overland conveyor and development of the large scale Esaase deposit, which is fully permitted. The decision to proceed with the second stage of expansion will be made by the management committee of the Joint Arrangement (see “Gold Fields Transaction”). The timing of P10M will be at the discretion of the Company and its Joint Arrangement partners and dependent on the balance sheet of the Company and its Joint Arrangement partners, financing opportunities as well as favourable market conditions.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

Gold Fields Transaction

On March 29, 2018, the Company entered into certain definitive agreements (the “JV Transaction”) with a subsidiary of Gold Fields Limited (“Gold Fields”) pursuant to which, among other things:

•

the Company and Gold Fields will each own a 45% interest in Asanko Gold Ghana Limited (“AGGL”), the Asanko subsidiary that currently owns the AGM, with the Government of Ghana continuing to retain a 10% free-carried interest in AGGL (the “Joint Arrangement”);

•

the Company and Gold Fields will each own a 50% interest in Adansi Gold Company Ghana Limited (“Adansi Ghana”), the Asanko subsidiary that currently owns a number of the Company’s exploration licenses; and

•	the Company and Gold Fields will each acquire a 50% interest in a newly formed entity (“JV Finco”).

On June 20, 2018, the Company received approval of the JV Transaction from the Ghanaian Minister of Lands and Natural Resources and the JV Transaction closed on July 31, 2018. In conjunction with closing of the JV Transaction, the Company contributed its intercompany loans receivable from AGGL and Adansi Ghana at the time of closing ($454.4 million) to JV Finco. Of the Company’s contribution, $204.9 million has been capitalized into redeemable preference shares in JV Finco, with the balance being converted to equity in JV Finco. The Company also contributed another $5.0 million of cash as part of its equity investment in JV Finco, bringing its total equity investment in JV Finco to $254.5 million.

In consideration for its interests in the Joint Arrangement, Gold Fields:

•

contributed $165.0 million, representing its initial $164.9 million redeemable share investment in JV Finco, as well as its initial $0.1 million equity investments in AGGL, Adansi Ghana and JV Finco, respectively; and

•

will contribute an additional $20.0 million redeemable share investment to JV Finco based on an agreed Esaase development milestone, but in any event no later than December 31, 2019. Once this contribution is received by JV Finco, it is to be repaid immediately to the Company as a redemption of $20.0 million of the redeemable preference shares held by the Company.

Concurrent with the closing of the JV Transaction, AGGL used the consideration received from the JV Transaction to repay in full all outstanding principal and accrued interest ($163.7 million) owing to Red Kite (see section “8. Liquidity and capital resources”). There were no early repayment penalties associated with the Red Kite debt. Red Kite’s current gold offtake agreement remains in effect until all outstanding ounces have been delivered to Red Kite or AGGL elects to terminate the offtake and pay the associated fee. In order to facilitate the closing of the JV Transaction, Red Kite agreed on June 22, 2018 to defer the first principal repayment of approximately $18.1 million, which was due on July 1, 2018, until August 1, 2018.

In addition to the $185.0 million consideration described above, Gold Fields purchased a 9.9% interest in the common shares of the Company via a private placement on April 4, 2018. Gold Fields purchased 22,354,657 common shares of the Company at $0.79 per common share, equal to the 5-day volume-weighted average price as of market close on March 27, 2018, for gross proceeds of $17.6 million.

In connection with the JV Transaction, the Company finalized the terms of the associated Joint Venture Agreement (the “JVA”) that will govern the management of the Joint Arrangement in July 2018. Under the terms of the JVA, the Company remains the manager and operator of the Joint Arrangement and will be paid an arm’s length fee for services rendered to the Joint Arrangement of $6.0 million per annum. A management committee will be formed, with equal representation from both Asanko and Gold Fields, to govern the operating and development activities of the Joint Arrangement. The JVA therefore establishes joint control of the Joint Arrangement and the Company no longer retains control of the AGM and associated properties. As the Joint Arrangement is structured within the legal entities of AGGL and Adansi Ghana, the Joint Arrangement represents a joint venture as defined under IFRS 11 – Joint Arrangements, and the Company will commence equity accounting for its interest in the Joint Arrangement in Q3 2018, the period in which the JV Transaction was completed. The Company will therefore derecognize all the assets and liabilities of its Ghanaian subsidiaries, as well as the carrying amount of previously recognized non-controlling interests in Asanko Gold Ghana Limited, upon closing of the JV Transaction. The Company will recognize the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retains in the Joint Arrangement. The Company’s interest in AGGL and Adansi Ghana has been presented as assets held for sale as of June 30, 2018 and the Company has recognized a loss associated with the reclassification of AGGL and Adansi Ghana to assets and associated liabilities held for sale.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

2.	Highlights and key business developments

Q2 2018 Business developments

•

The Company produced 53,501 and 101,731 ounces of gold during the three and six months ended June 30, 2018, respectively, exceeding the upper-end of the Company’s H1 2018 guidance of 90,000-100,000 ounces.

•	Q2 2018 gold sales of 51,785 ounces generating gold revenue of $66.6 million at an average realized gold price of $1,286 per ounce.

•

Ore mining rates for Q2 2018 averaged 315,000 tonnes per month (“tpm”) at an average mining grade of 1.5g/t and a strip ratio of 10.4:1. Ore tonnes and average grade mined increased from Q1 2018 as the Eastern Cut 2 pushback at Nkran was substantially completed during the quarter, resulting in the resumption of steady-state ore mining activities in June 2018 a month ahead of schedule. Relative to Q2 2017, ore tonnes mined were lower as mining operations at Nkran continued to focus on waste removal during in April and May 2018 as part of the Cut 2 pushback.

•

Average gold grade and gold production is expected to increase in the second half of the year as the Eastern portion of Nkran Cut 2 delivers steady-state levels of ore production, thereby reducing the dependence on stockpiles and increasing the grade delivered to the mill, when compared to H1 2018.

•	During the quarter, the AGM sourced ore from Nkran, Akwasiso and Dynamite Hill, as well as on-surface stockpiles.

o

At Nkran, 321,000 tonnes of ore was mined at an average grade of 1.8 g/t while mining operations focused on progressing the Eastern Cut 2 pushback. In June, steady state operations resumed a month ahead of schedule, mining 178,000 tonnes at 1.9g/t.

o

The Akwasiso satellite deposit delivered approximately 356,000 tonnes of ore at a grade of 1.1g/t and Dynamite Hill, the second satellite pit to be brought into production, delivered 251,000 tonnes of ore at an average grade of 1.9 g/t.

•	There were no lost time injuries (“LTI”) reported during the quarter, and the AGM has now achieved over fifteen months and more than 7.7 million man hours worked without a single LTI.

•

During Q2 2018, the processing plant achieved another quarterly record milling performance of 1.37 million tonnes (“Mt”), which exceeds the design throughput rate of the recently upgraded 5Mtpa processing plant. In order to meet the higher- than-planned throughput, mined ore was supplemented with lower-grade stockpiled ore, resulting in lower plant feed grades (1.4g/t), compared to the average grade that was mined during the period.

•

Completed the commissioning of the P5M recovery circuit upgrades and installation of the new upgraded mill motor on the SAG mill. In addition, a secondary cone crusher was installed during the quarter, which contributed to a finer product being delivered to the SAG mill. The addition of this crusher to the circuit contributed to the significant improvement in processing throughput rate for the quarter.

•	Gold recovery continued to exceed design at 94% despite the elevated mill throughput rates and lower feed grade.

•	The Company incurred operating cash costs per ounce[1] , total cash costs per ounce[1] and AISC[1] of $582, $646 and $1,068, respectively, in Q2 2018.

___________________________
1 See “9. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

•

AISC[1] for H1 2018 of $1,145 was below the Company’s H1 2018 cost guidance of $1,200-$1,300/oz. The relatively lower AISC for H1 2018 was a result of more gold ounces sold relative to plan and lower processing costs and overhead expenses.

•

On July 31, 2018, the Company announced the completion of the JV Transaction with Gold Fields under which Gold Fields acquired a 50% interest in the Joint Arrangement. Refer to section “1.0 Overview of the business” for further details on the transaction.

•

Concurrent with the closing of the JV Transaction, the Company settled the Red Kite debt in full, including all outstanding debt principal and accrued interest, totaling $163.7 million and emerging from the JV Transaction debt-free.

•

The Company received an amended Esaase Environmental Permit, which allows for a trucking operation to haul ore from the large-scale Esaase deposit to the central processing facility at the AGM. With the receipt of the amended permit, the Esaase mine is now fully permitted.

Key consolidated financial information

For the three months ended June 30, 2018

•

Cash provided by operating activities in Q2 2018 was $13.4 million, a 60% decrease from Q2 2017. Operating cash flow before working capital changes was $28.6 million in Q2 2018, 7% higher than Q2 2017 of $26.7 million. The increase in operating cash flows before working capital changes was primarily due to higher revenues (see below), partially offset by higher cash production costs and exploration expenditures.

•

The Company recognized revenues of $66.8 million in Q2 2018 compared to $60.2 million in Q2 2017. The $6.6 million increase in revenues was a result of higher sales volume, augmented by higher average realized selling prices. Total cost of sales (including depreciation and depletion and royalties) amounted to $50.7 million in Q2 2018, an increase of $5.0 million from Q2 2017. The increase in cost of sales was predominantly due to a $2.5 million increase in depreciation and depletion resulting from a higher asset cost base, as well as increased mill throughput, in Q2 2018 compared to Q2 2017. In addition, cost of sales was $1.9 million higher in Q2 2018 compared to the prior year quarter as a result of higher sales volumes (7% increase in gold ounces sold from Q2 2017 to Q2 2018), which also gave rise to a $0.3 million increase in royalty expense.

•

Income from mine operations was $16.1 million for Q2 2018 compared to $14.5 million in Q2 2017. The increase in mine operating income was primarily a result of higher sales volume and realized gold prices, partially offset by marginally higher total cash costs per ounce[1] .

•

The Company reported a net loss attributable to common shareholders of $142.3 million in Q2 2018 compared to net income of $0.6 million in Q2 2017. The net loss during Q2 2018 was solely attributable to the recognition of a loss due to the reclassification of the Company’s Ghanaian subsidiaries to assets and associated liabilities held for sale, resulting from the JV Transaction ($144.6 million, refer to “1.0 Overview of the business” for further details). In addition, the Company incurred higher exploration expense ($1.7 million increase) and an increase in finance expense of $1.0 million. These factors were partially offset by higher mine operating earnings ($1.6 million increase) and a lower income tax expense ($2.2 million decrease).

•	Adjusting for the loss due to reclassification of the Ghanaian subsidiaries to held for sale, the Company achieved adjusted net income[1] of $2.3 million in Q2 2018 compared to $0.6 million in Q2 2017.

•

Reported Adjusted EBITDA[1] of $28.1 million for Q2 2018 compared to $25.3 million in Q2 2017, representing an 11% increase. The increase in Adjusted EBITDA quarter-on-quarter was largely due to higher sales volumes and higher realized gold prices.

•

Mining costs averaged $3.65/t mined during Q2 2018 compared to $3.22/t in Q2 2017. Mining costs per tonne were higher than Q2 2017 as a result of higher drill and blast and load and haul costs associated with the progression of Cut 2 at Nkran, and subsequent steady-state production of fresh ore in June 2018. Of the mining costs incurred during Q2 2018, a total of $17.8 million was deferred as stripping costs.

•

During Q2 2018, processing costs averaged $9.95/t milled compared to $12.80/t in Q2 2017. Processing unit costs were lower than Q2 2017 due the very strong operating performance of the plant, which on an annualized basis surpassed the newly upgraded throughput levels of 5Mtpa. As a result, there was a 55% increase in treated tonnes compared to Q2 2017, which had the impact of decreasing fixed processing costs on a per unit basis. In addition, the Company benefitted from a reduction in the unit price of power.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

•

As at June 30, 2018, including assets classified as held for sale, the Company had cash of $42.4 million on hand, $0.7 million in receivables from gold sales and unrefined gold dore at a cost of $5.1 million (and a market value of $7.1 million).

Selected consolidated data

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Key performance Data
Gold produced (ounces)	53,501	46,017	101,731	104,204
Gold sold (ounces)	51,785	48,461	100,684	106,273
Average realized price per gold ounce sold ($)	1,286	1,238	1,300	1,216
Average London PM fix ($)	1,306	1,257	1,318	1,238
Operating cash costs ($ per gold ounce)[1]	582	572	577	575
Total cash costs ($ per gold ounce)[1]	646	634	642	636
All-in sustaining costs ($ per gold ounce)[1]	1,068	930	1,145	945

		Three months ended June 30,		Six months ended June 30,
Financial Data		2018	2017	2018	2017
(in thousands of US dollars except per share amounts)
Revenue		66,823	60,191	131,253	129,722
Income from mine operations		16,083	14,456	35,578	29,581

Net income (loss) attributable to common shareholders		(142,267)	638	(140,158)	8,313
Earnings (loss) per share attributable to common shareholders - basic and diluted		($0.63)	$0.00	($0.65)	$0.04

Adjusted net income (loss) attributable to common shareholders		2,287	638	4,396	8,313
Adjusted net income (loss) per share attributable to common shareholders - basic and diluted	$;	0.01	$0.00	$0.02	$0.04

Operating cash flows before working capital changes		28,619	26,681	59,152	55,442

Assets

Assets classified as held for sale		538,932	-	538,932	-
Total assets		559,131	681,008	559,131	681,008

Liabilities

Liabilities directly associated with assets classified as held for sale		241,761	-	241,761	-
Total liabilities		247,655	249,685	247,655	249,685

Equity

Common shareholders' equity		309,699	430,801	309,699	430,801
Non-controlling interest		1,777	522	1,777	522

Weighted average shares outstanding (basic)		225,067,647	203,426,633	214,318,520	203,214,328
Weighted average shares outstanding (diluted)		225,067,647	206,221,215	214,318,520	208,283,172

All results in the table above are the consolidated results of the Company. The Company operates in two segments, Ghana and Canada; the Canadian segment is a head office function and is not presented separately in this MD&A as its results are not material to the Company’s overall operations.

1 See “9. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

3.	Operating performance

The following table provides a summary of operating performance at the AGM for the three and six months ended June 30, 2018 and 2017.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Key performance Data
Tonnes of ore mined (000s)	945	1,049	1,712	2,066
Tonnes of ore milled (000s)	1,374	887	2,643	1,796

Mining cost ($/t mined)	3.65	3.22	3.41	3.54
Processing cost ($/t treated)	9.95	12.80	10.53	13.08

Average mill head grade (g/t)	1.4	1.7	1.3	1.9
Average recovery rate (%)	94%	94%	94%	94%

Gold produced (ounces)	53,501	46,017	101,731	104,204
Gold sold (ounces)	51,785	48,461	100,684	106,273

Silver produced (ounces)	14,505	12,485	26,627	25,665
Silver sold (ounces)	13,420	11,408	24,554	16,194

Average realized price per gold ounce sold ($)	1,286	1,238	1,300	1,216
Average London PM fix ($)	1,306	1,257	1,318	1,238

Operating cash costs (per gold ounce)[1]	582	572	577	575
Total cash costs (per gold ounce)[1]	646	634	642	636
All-in sustaining costs (per gold ounce)[1]	1,068	930	1,145	945

Health and Safety

There were no LTIs reported during the quarter and the AGM has now achieved over fifteen months and more than 7.7 million man hours worked without a single LTI.

Mining

During the quarter, the AGM continued to benefit from mining flexibility and sourced ore from Nkran, Akwasiso and Dynamite Hill, as well as from on-surface stockpiles. While mining operations at Nkran continued to focus on waste removal as part of the ongoing larger Cut 2 push back, steady-state levels of ore production resumed in June, a month ahead of schedule. The expanded investment in Cut 2 at Nkran will provide higher ore yields during the next capital growth phase of the AGM, which is expected to commence in 2019. Mined gold grades for the quarter were in line with the plan and increased slightly over Q1 2018 with the additional ore from Nkran.

Ore mining rates for the AGM during the quarter averaged 315,000tpm at an average grade of 1.5g/t. As forecasted, ore grades increased and the strip ratio decreased relative to Q1 2018 as Cut 2 at Nkran progressed through the Eastern portion of the pushback during the quarter.

1 See “9. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

Consistent with the preceding quarters, the reconciliation of the resource model continued to perform in line with expectations. This positive grade and ounce variance is significant as it scientifically validates the gold endowment at Nkran and the life of mine plans based on that endowment.

The mine plan will continue to incorporate sources of ore available from the multiple pits to blend to the mill enabling the optimization of the various pit extraction rates, the drawdown of stockpile balances and associated operating costs.

AGM Key Mining Statistics	Units	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Total Tonnes Mined	000 t	10,759	12,743	11,494	8,519
Waste Tonnes Mined	000 t	9,814	11,976	10,692	7,339
Ore Tonnes Mined	000 t	945	767	802	1,181
Strip Ratio	W:O	10.4:1	15.7:1	13.3:1	6.2:1
Average Gold Grade Mined	g/t	1.5	1.3	1.5	1.8

Processing

The Company produced 53,501 ounces of gold in the second quarter of 2018. The processing plant achieved record milling rates of 1.37Mt in Q2 2018 for an annualized milling rate in excess of nameplate capacity of 5Mtpa. Although milling rates were elevated, metallurgical recovery continued to exceed design levels at 94%, with higher than design gravity recovery performance. This performance highlights the capability of the recovery circuit to run at higher throughput levels whilst still maintaining recovery performance.

The mill designs for P5M were based on a blend of 9,000tpd of fresh and 6,000tpd of oxides ores. However, a number of additional interventions, including the installation of Mill Slicer technology, fragmentation management and Bond Work Index mapping along with modifications to the comminution circuit, have enabled the processing facility to achieve the 5Mtpa processing capability while milling on average 80% fresh ore in the feed blend. The commissioning of the secondary cone crusher, alongside the mobile crushing capacity, helped to reduce the size fraction of the fresh ore delivered to the SAG mill, which in turn assisted in the process facility achieving higher throughput rates.

Cash costs and AISC

For the three and six months ended June 30, 2018, total cash costs per ounce1 was $646 and $642, respectively, which is comparable to Q2 2017 total cash costs per ounce of $634 and $636, respectively. This was due to higher direct production costs resulting from increased throughput of lower-grade ore during the period, which was offset by the impact of higher gold sales volumes which had the effect of decreasing fixed production costs on a per unit basis.

Relative to Q1 2018, total cash costs per ounce1 were comparable in Q2 2018, increasing by 1% from $637 to $646, as higher direct production costs were partly offset by the impact of higher gold sales volumes which had the effect of decreasing fixed production costs on a per unit basis.

For the three and six months ended June 30, 2018, AlSC1 amounted to $1,068/oz and $1,145/oz, respectively, with AISC for H1 2018 being below the lower end of the Company’s H1 2018 cost guidance of $1,200-$1,300/oz. Relative to Q1 2018, AlSC1 decreased by 13% in Q2 2018 as a result of lower sustaining capitalized stripping costs as steady-state levels of ore yields was achieved part-way through Q2 2018 (June 2018), partially offset by the impact of higher corporate G&A expenses. Compared to Q2 2017, AlSC1 increased 15%, reflecting the Company’s investment in mine development of Cut 2 at Nkran. This was partially offset by the impact of higher sales volumes in Q2 2018 relative to Q2 2017, which had the impact of decreasing fixed production and sustaining costs on a per unit basis.

1 See “9. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

With the Eastern Cut 2 pushback at Nkran being substantially complete, waste stripping operations will now focus on the Western portion of Cut 2.

AGM Key Production Statistics	Units	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Ore Treated	000 t	1,374	1,269	1,087	862
Gold Feed Grade	g/t	1.4	1.3	1.5	1.9
Gold Recovery	%	94	93	94	94
Gold Produced	oz	53,501	48,229	51,550	49,293

4.	Development and exploration update

4. 1     Expansion projects

The AGM may be expanded through the development and execution of two expansion projects, P5M and P10M, to ultimately increase production up to an average of approximately 450,000 ounces per year. The 12/17 DFS associated with these expansion projects has confirmed the viability of these projects and is available on the Company’s website and on SEDAR.

Overview of Project 5 Million – First stage

•	Plant Upgrade to 5Mtpa

The first stage of P5M, which is being funded from cash on hand, comprises brownfield modifications and upgrades to the CIL processing plant to increase throughput to 5Mtpa. This was approved in November 2016 and the Company completed and commissioned the volumetric upgrades to the plant under budget and ahead of schedule during Q3 2017. The volumetric upgrades achieved name plate capacity in December 2017 with the processing plant operating in excess of a 5Mtpa annualized milling rate during Q2 2018. Installation of the P5M recovery circuit upgrades was completed and commissioned in Q2 2018. To date, the Company has spent $19.6 million on the first stage of P5M.

Overview of Project 5 Million – Second stage

•	Development of the Esaase Deposit

The second stage of P5M includes the development of the large-scale Esaase deposit and the construction of a 27km overland conveyor to transport the ore to the 5Mtpa central processing facility. The Esaase deposit will be developed using open pit contractor mining. Mining activities will initially focus on mining oxide ore to open up the deposit, before moving into more competent fresh rock. The Environmental Permit and Mine Operating Permit were received in January 2017 from the Ghanaian EPA and the Ghanaian Minerals Commission, respectively. Asanko has subsequently applied for and received an amended Environmental Permit in June 2018 that includes the trucking of ore from Esaase.

This amended Environmental Permit allows the AGM to commence mining operations and truck ore to the central processing facility whilst the investment decision and subsequent construction of the conveyor solution takes place by the Joint Arrangement.

Once the initial development is approved by the Joint Arrangement, the requisite infrastructure and temporary haul road will be put in place over the subsequent two quarters.

During Q2 2018, as part of the Company’s risk mitigation strategy and in support of commencing mining operations at Esaase in January 2019, an extensive pre-production program was initiated. A program of in-fill reverse circulation (“RC”) drilling and re-logging of historical core was completed in the quarter. 84 new RC holes were drilled over a 1km strike length totaling 4,900m. All holes were logged in detail and samples were sent for fire assay. In addition, a total of 163 historical holes (43,000m) were re-logged situated on 15 chosen section lines covering a strike of 800m. The successful completion of this program achieved two main outcomes. Firstly, the exercise delivered a better definition of the oxidation surfaces in preparation for the start-up of operations at Esaase in 2019 and, secondly, the re-logging program has helped to better understand the geological controls to mineralization to facilitate a more robust resource model. All the new data is now being incorporated to enhance the Mineral Resource Estimate (“MRE”) and associated mine plan for Esaase which is targeted to be completed during Q4 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

In addition, other technical aspects such as the geotechnical, hydrogeological and metallurgical design parameters will also be re-evaluated and confirmed for input into the Esaase pit designs and performance expectations.

This validation process may culminate in an updated MRE, the Reserve Estimate and supporting Life of Mine plan that will form the basis of the long-term investment decision for the Esaase operation.

The capital cost of the second stage of P5M per the 12/17 DFS has been estimated at $128.0 million and may vary due to future foreign exchange differences. In addition, the Company installed a permanent secondary crusher ($4.0 million) and upgraded mill motors ($1.5 million) in 2018 (see section “7. Outlook”), which were not contemplated in the 12/17 DFS. To date, the Company has spent $8.9 million on the initial overland conveyor earthworks.

Overview of Project 10 Million

P10M comprises the construction of an additional 5Mtpa CIL processing facility to double throughput from 5Mtpa to 10Mtpa with a life of mine in excess of 12 years. Ore is expected to be sourced from Nkran and the surrounding satellite deposits at a rate of 3Mtpa and from Esaase at a rate of 7Mtpa. Gold production at steady state is expected to be ~450,000 ounces per year. The capital cost estimate is $200.0 million for the additional CIL plant and associated infrastructure. There is complete flexibility on the timing of this expansion and a construction decision to proceed will be at the discretion of the Joint Arrangement and dependent on the balance sheets and financing opportunities of the Company and Gold Fields, as well as favourable market conditions.

4.2 Mining Geology

During Q2 2018, the operation continued to focus on the continuous improvement of the geological and mining systems at Nkran, Akwasiso and Dynamite Hill. The integration of this data into the resource models continuously improves their accuracy and the operations’ ability to effectively mine the reserves. The resource model at Nkran is now performing exceptionally well, with the 12-month rolling reconciliation ounce variance now in the order of 2%. In general, the actual grades at Nkran and Akwasiso are higher and the actual ore tonnages lower than the MRE predictive models. The company will continue to refine the Resource and Reserve models to further improve their accuracy in the coming quarters.

4.3 Midras South and Miradani Projects

Work related to the MRE for Midras South and phase 1 drilling of Miradani was reprioritized during the quarter as the Company awaited the completion of the Gold Fields Transaction and the establishment of the respective technical and management committees.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

5.	Financial results

The following table is a summary of the Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) of the Company for the three and six months ended June 30, 2018 and 2017.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
(in thousands of US dollars, except per share amounts)	$	$	$	$

Revenue	66,823	60,191	131,253	129,722

Cost of sales:
Production costs	(30,469)	(28,302)	(58,819)	(62,498)
Depreciation and depletion	(16,929)	(14,424)	(30,293)	(31,157)
Royalties	(3,342)	(3,009)	(6,563)	(6,486)
Total cost of sales	(50,740)	(45,735)	(95,675)	(100,141)

Income from mine operations	16,083	14,456	35,578	29,581

Exploration and evaluation expenditures	(1,789)	(80)	(1,914)	(266)
General and administrative expenses	(3,246)	(3,388)	(5,556)	(6,188)
Income from operations	11,048	10,988	28,108	23,127

Loss due to reclassification of subsidiaries to held for sale	(144,554)	-	(144,554)	-
Finance income	187	143	333	293
Finance expense	(5,384)	(4,361)	(10,727)	(8,700)
Foreign exchange gain (loss)	69	(136)	115	(529)
Income (loss) before income taxes	(138,634)	6,634	(126,725)	14,191

Current income tax expense	(769)	-	(966)	-
Deferred income tax expense	(2,508)	(5,479)	(11,430)	(5,376)
Net income (loss) and comprehensive income (loss) for the period	(141,911)	1,155	(139,121)	8,815

Net income (loss) attributable to:

Common shareholders of the Company	(142,267)	638	(140,158)	8,313
Non-controlling interest	356	517	1,037	502
	(141,911)	1,155	(139,121)	8,815
Earnings (loss) per share attributable to common shareholders:

Basic	(0.63)	0.00	(0.65)	0.04
Diluted	(0.63)	0.00	(0.65)	0.04

Weighted average number of shares outstanding:

Basic	225,067,647	203,426,633	214,318,520	203,214,328
Diluted	225,067,647	206,221,215	214,318,520	208,283,172

Three months ended June 30, 2018 and 2017

Revenue

During Q2 2018, the Company sold 51,785 ounces of gold at an average realized gold price of $1,286/oz for total revenue of $66.8 million (including $0.2 million of by-product revenue). During Q2 2017, the Company sold 48,461 ounces of gold at an average realized gold price of $1,238/oz for total revenue of $60.2 million (including $0.2 million of by-product revenue). The increase in revenues quarter-on-quarter was a function of both more ounces sold in Q2 2018 and the impact of higher realized gold prices.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (see section “8. Liquidity and capital resources” below).

Production costs

During the three months ended June 30, 2018, the Company incurred production costs of $30.5 million relating to the sale of 51,785 ounces of gold. In Q2 2017, the Company incurred production costs of $28.3 million relating to the sale of 48,461 ounces of gold. Although total production costs were higher in Q2 2018 compared to Q2 2017, operating cash costs per ounce1 of $582 in Q2 2018 were comparable to Q2 2017 of $572/oz. As mining operations focused on completing the larger Eastern portion of Cut 2 pushback at Nkran in Q2 2018, lower grade material was fed to the plant compared to Q2 2017. However, the impact of the lower feed grade was more than offset by higher milling rates in Q2 2018 as the processing plant operated in excess of an annualized rate of 5Mtpa, resulting in lower fixed processing costs on a per unit basis relative to Q2 2017 when the plant operated at a 3.6Mtpa capacity. The Company also benefited from a reduction in the unit price of power.

In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $17.8 million of stripping costs were deferred to mineral properties during Q2 2018, associated with the substantial completion of the Eastern portion of Cut 2 at Nkran, and were not included in production costs (three months ended June 30, 2017 - $11.0 million). For a discussion of production costs incurred during the period see section “3. Operating performance” above.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals, while the Company’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement. Royalties are presented as a component of cost of sales and during the three months ended June 30, 2018 the Company recognized royalties of $3.3 million (three months ended June 30, 2017 - $3.0 million).

Depletion and depreciation

Depreciation and depletion expense for Q2 2018 amounted to $16.9 million, including $5.3 million of depletion associated with previously capitalized deferred stripping cost, as a result of the 0.9Mt of ore tonnes mined during the period. This compares to depreciation and depletion of $14.4 million during the three months ended June 30, 2017, which included $2.4 million of depletion associated with previously capitalized deferred stripping costs and was based on 1.1Mt of ore mined during the comparative period.

Depletion of the mineral asset is charged to the statement of operations based on a units of production basis. Depreciation related to plant, equipment and other fixed asset is determined based on a units of production basis (over estimated proven and probable reserves) or straight-line over their useful economic lives. Depreciation and depletion expense in Q2 2018 was higher than in Q2 2017 due to the impact of a higher asset cost base, as well as increased mill throughput, in Q2 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

Exploration and evaluation expenditures

During Q2 2018, $1.8 million of exploration and evaluation expenses were incurred related to licensing and permitting of mineral tenements, as well as exploration costs associated with properties without defined mineral reserves, compared $0.1 million of exploration expenses in the same period in 2017.

General and administrative expenses

The following table summarizes general and administrative expenses for the three months ended June 30, 2018 and 2017. Certain of the comparative period figures were reclassified to conform to the current period presentation:

	Three months ended June 30,
	2018	2017
	$	$
Wages, benefits and consulting	1,967	2,018
Office, rent and administration	174	193
Professional and legal	326	365
Share-based payments	369	437
Travel, marketing, investor relations and regulatory	398	364
Other	12	11
Total	3,246	3,388

General and administrative expenses of $3.2 million were incurred in Q2 2018 as compared to $3.4 million in the same period in 2017. The decrease in general and administrative expenses from Q2 2017 to Q2 2018 was primarily a result of lower consulting costs ($0.1 million decrease) and share-based payments expense ($0.1 million decrease).

Loss due to reclassification of subsidiaries to held for sale

On July 31, 2018, the Company completed the previously announced JV Transaction to sell 50% of Asanko’s 90% interest in the AGM (see section “1. Overview of the business”). Having received approval from the Ghanaian Minister of Lands and Natural Resources, the JV Transaction was considered to be highly probable as at June 30, 2018, and the Company concluded that its Ghanaian assets and associated liabilities met the criteria for classification as held for sale in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The carrying amount of the Ghanaian subsidiaries were re-measured to fair value less cost of disposal. Additionally, the Company adjusted the expected life of its long-term debt due to the expected closing of the JV Transaction and recognized accelerated accretion (of previously recognized financing costs) for the three months ended June 30, 2018 of $6.1 million, bringing the carrying value of the debt to its maturity value for which it was settled in conjunction with closing of the JV Transaction. The accelerated accretion expense was presented in the loss on reclassification of subsidiaries to held for sale, along with $4.1 million of transaction costs. In total, an after-tax loss associated with the reclassification of subsidiaries to held for sale of $144.6 million was recognized during Q2 2018.

Finance expense

Total finance expense of $5.4 million incurred during Q2 2018 consists of $5.2 million of interest accretion and withholding taxes recognized thereon in relation to the Company’s $150.0 million long-term loan (see section “8. Liquidity and capital resources” below) and $0.2 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM. In Q2 2017, total finance expense was $4.4 million consisting of $4.2 million of interest on the Company’s long-term loan and $0.2 million in accretion charges on the Company’s asset retirement obligation. The increase in finance expense from Q2 2017 to Q2 2018 was due to an increase in LIBOR in Q2 2018, resulting in a higher interest expense on the Company’s long-term debt.

Refer to section “12.2 Changes in Accounting Policies including Initial Adoption” for discussion on how the retrospective adoption of the new IFRS 9 standard impacted finance expense for the three months ended June 30, 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

Income tax expense

The Company recorded an income tax expense of $3.3 million for the three months ended June 30, 2018 (three months ended June 30, 2017 – $5.5 million). A deferred tax expense of $2.5 million arose due to temporary differences between tax and accounting depreciation on mineral properties, plant and equipment. For tax purposes in Ghana, assets are depreciated over a period of 5 years; whereas, for accounting purposes, the same assets are depreciated on a units-of-production basis over the life of mine. The lower deferred tax expense in Q2 2018 was due to a lower estimated effective tax rate for the current fiscal year.

During Q2 2018, the Company also recognized a $0.8 million withholding tax expense in Canada associated with reimbursable expenses charged by Asanko to the Company’s Ghanaian operating subsidiary. No current income taxes were recorded or paid by the Company during the period as the Company has sufficient tax loss carry-forwards to offset taxable income.

Six months ended June 30, 2018 and 2017

Revenue and royalties

During 2018, the Company sold 100,684 ounces of gold at an average realized gold price of $1,300/oz for total revenue of $131.3 million (including $0.4 million of by-product revenue). During 2017, the Company sold 106,273 ounces of gold at an average realized gold price of $1,216/oz for total revenue of $129.7 million (including $0.4 million of by-product revenue). The increase in revenues quarter-on-quarter was a function of higher realized gold prices, partially offset by fewer ounces sold to date in 2018 relative to the same period in 2017.

The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (see section “8. Liquidity and capital resources” below).

Production costs

During the six months ended June 30, 2018, the Company incurred production costs of $58.8 million relating to the sale of 100,684 ounces of gold. During the same period in 2017, the Company incurred production costs of $62.5 million relating to the sale of 106,273 ounces of gold. Although total production costs were lower in 2018 compared to the same period in 2017, operating cash costs per ounce1 of $577 to date in 2018 were comparable to 2017 of $575/oz.

In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $43.9 million of stripping costs were deferred to mineral properties during the six months ended June 30, 2018, associated with the substantial completion of the Eastern portion of Cut 2 at Nkran, and were not included in production costs (six months ended June 30, 2017 - $23.2 million). For a discussion of production costs incurred during the period see section “3. Operating performance” above.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals, while the Company’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement. Royalties are presented as a component of cost of sales and during the three months ended June 30, 2018 the Company recognized royalties of $6.6 million (six months ended June 30, 2017 - $6.5 million).

Depletion and depreciation

Depreciation and depletion expense for the six months ended June 30, 2018 amounted to $30.3 million, including $7.8 million of depletion associated with previously capitalized deferred stripping cost, as a result of the 1.7Mt of ore tonnes mined during the period. This compares to depreciation and depletion of $12.9 million during the six months ended June 30, 2017, which included $6.2 million of depletion associated with previously capitalized deferred stripping costs and was based on 2.1Mt of ore mined during the comparative period.

Depletion of the mineral asset is charged to the statement of operations based on a units of production basis. Depreciation related to plant, equipment and other fixed asset is determined based on a units of production basis (over estimated proven and probable reserves) or straight-line over their useful economic lives. Depreciation and depletion expense for the six months ended June 30, 2018 was lower than the same period in 2017 due to fewer tonnes mined in 2018, which was partially offset by the impact of a higher asset cost base during the six months ended June 30, 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

Exploration and evaluation expenditures

Exploration and evaluation expenses of $1.9 million were incurred predominantly associated with licensing and permitting of mineral tenements, as well as exploration costs relating to properties without defined mineral reserves, compared to $0.3 million of exploration expenses during the six months ended June 30, 2017.

General and administrative expenses

The following table summarizes general and administrative expenses for the six months ended June 30, 2018 and 2017. Certain of the comparative period figures were reclassified to conform to the current period presentation:

	Six months ended June 30,
	2018	2017
	$	$
Wages, benefits and consulting	3,156	3,118
Office, rent and administration	382	534
Professional and legal	775	761
Share-based payments	583	981
Travel, marketing, investor relations and regulatory	635	769
Other	25	25
Total	5,556	6,188

For the six months ended June 30, 2018, general and administrative expenses were $5.6 million compared to $6.2 million during the same period in 2017. The decrease in general and administrative expenses from Q2 2017 to Q2 2018 was primarily a result of lower non-cash share-based payments expense ($0.4 million decrease), administrative costs ($0.1 million decrease), and travel, investor relations and regulatory costs ($0.1 million decrease) in Q2 2018.

Loss due to reclassification of subsidiaries to held for sale

On July 31, 2018, the Company completed the previously announced JV Transaction to sell 50% of Asanko’s 90% interest in the AGM (see section “1. Overview of the business”). Having received approval from the Ghanaian Minister of Lands and Natural Resources, the JV Transaction was considered to be highly probable as at June 30, 2018, and the Company concluded that its Ghanaian assets and associated liabilities met the criteria for classification as held for sale in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The carrying amount of the Ghanaian subsidiaries were re-measured to fair value less cost of disposal. Additionally, the Company adjusted the expected life of its long-term debt due to the expected closing of the JV Transaction and recognized accelerated accretion for the three months ended June 30, 2018 of $6.1 million, bringing the carrying value of the debt to its maturity value of $163.7 million for which it was settled. The accelerated accretion expense was presented in the loss on reclassification of subsidiaries to held for sale, along with $4.1 million of transaction costs. In total, an after-tax loss associated with the reclassification of subsidiaries to held for sale of $144.6 million was recognized during Q2 2018.

Finance expense

During the six months ended June 30, 2018, the Company incurred total finance expense of $10.7 million consisting of $10.3 million of interest accretion and withholding taxes recognized thereon in relation to the Company’s $150.0 million long-term loan (see section “8. Liquidity and capital resources” below) and $0.4 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM. During the same period in 2017, total finance expense was $8.7 million consisting of $8.4 million of interest on the Company’s long-term loan and $0.3 million in accretion charges on the Company’s asset retirement obligation. The increase in finance expense from 2017 to 2018 was due to an increase in LIBOR during the intervening period, resulting in a higher interest expense on the Company’s long-term debt.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

Refer to section “12.2 Changes in Accounting Policies including Initial Adoption” for discussion on how the retrospective adoption of the new IFRS 9 standard impacted finance expense for the six months ended June 30, 2017.

Income tax expense

The Company recorded an income tax expense of $12.4 million for the six months ended June 30, 2018 (six months ended June 30, 2017 – $5.4 million). A deferred tax expense of $11.4 million arose due to temporary differences between tax and accounting depreciation on mineral properties, plant and equipment. For tax purposes in Ghana, assets are depreciated over a period of 5 years; whereas, for accounting purposes, the same assets are depreciated on a units-of-production basis over the life of mine. The impact of these timing differences was amplified by the Company’s higher investment in deferred stripping and mine development costs in 2018 relative to 2017. Additionally, tax losses in Ghana expire within five years and, effective 2017, the Company changed its estimate of taxable income to be generated in the next five years and, as a result, offsetting deferred tax assets related to tax losses were no longer recognized. This resulted in an increase to deferred tax expense from 2017 to 2018.

Additionally, for the six months ended June 30, 2018, the Company also recognized a $1.0 million withholding tax expense in Canada associated with reimbursable expenses charged by Asanko to the Company’s Ghanaian operating subsidiary. No current income taxes were recorded or paid by the Company during the period as the Company has sufficient tax loss carry-forwards to offset taxable income.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

6.	Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters:

	2018		2017*				2016*
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Revenue	66,823	64,430	62,767	63,714	60,191	69,531	70,304	71,541
Total cost of sales	(50,740)	(44,935)	(47,636)	(45,814)	(45,735)	(54,406)	(56,882)	(51,033)
Write-off of deferred stripping asset	-	-	-	-	-	-	(7,123)	-
Income from mine operations	16,083	19,495	15,131	17,900	14,456	15,125	6,299	20,508
Exploration and evaluation expenditures	(1,789)	(125)	(1,587)	(197)	(80)	(186)	(383)	(188)
General and administrative expenses	(3,246)	(2,310)	(3,143)	(3,259)	(3,388)	(2,800)	(5,683)	(1,785)
Income from operations	11,048	17,060	10,401	14,444	10,988	12,139	233	18,535
Loss due to reclassification of subsidiaries to	(144,554)	-	-	-	-	-	-	-
held for sale
Other expenses	(5,128)	(5,151)	(3,409)	(5,233)	(4,354)	(4,582)	(6,520)	(3,026)
Income tax (expense) recovery	(3,277)	(9,119)	(15,028)	(3,671)	(5,479)	103	(2,106)	(3,766)
Net income (loss) for the period	(141,911)	2,790	(8,036)	5,540	1,155	7,660	(8,393)	11,743
Basic and diluted income (loss) per share	($0.63)	$0.01	($0.03)	$0.02	$0.00	$0.04	($0.04)	$0.06

*Comparative period information has been restated to conform with the current period presentation and also to effect the retrospective adoption of IFRS 9 as of January 1, 2018. Refer to section “12.2 Changes in Accounting Policies including Initial Adoption”.

With the commencement of commercial production effective April 1, 2016, the Company began recording revenue and cost of sales in Q2 2016 (see section “5. Financial results”). From Q3 2016 onwards, the Company saw mining operations achieve expected levels of production, resulting in higher revenues and income from operations. During Q2 2017, production reduced relative to the preceding quarters as mining operations worked through a low-grade section of the Nkran pit and encountered ore dilution as a result of blast movements. Production recovered during Q3 2017, despite being impacted by three mill motor outages, as the Company introduced a number of mining initiatives to minimize ore losses. From Q4 2017 to Q2 2018, while mining at Nkran was focused on the pushback of the Eastern portion of Cut 2, plant feed was supplemented by ore from Akwasiso, Dynamite Hill and Nkran Extension and at-surface ore stockpiles. Due to the successful commissioning of volumetric upgrades as part of the first stage of P5M, the plant delivered a record quarterly milling rate in Q2 2018, partially offsetting lower processing plant feed grades resulting from the larger Eastern portion of Cut 2 pushback at Nkran.

In Q4 2017, the Company incurred exploration and evaluation expenses of $1.6 million primarily related to drilling programs at Miradani and Midras South. In Q2 2018, the Company incurred exploration and evaluation expenses of $1.8 million related to licensing and permitting of mineral tenements, as well as exploration costs associated with properties without defined mineral reserves.

General and administrative expense primarily consists of wages and benefits, office rental costs, professional fees, legal fees, corporate reorganization costs, business development and share-based payments. These costs were higher in 2017 as a result of general cost increases to support steady-state operations at the AGM (which only occurred in mid-Q2 2016), while the Company also refined its accrual process resulting in a more even distribution of certain general and administrative expenses during the 2017 fiscal year. G&A costs were lower in 2018 than in the respective comparative periods as a result of strategic objectives to reduce overhead costs and discretionary spending.

As at June 30, 2018, the Company classified its Ghanaian subsidiaries assets as held for sale and, consequently, the carrying amount of the Ghanaian subsidiaries were re-measured to fair value less cost of disposal, resulting in a post-tax loss of $144.6 million recognized during Q2 2018 during Q2 2018.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

Included in other expenses is interest expense on the Company’s debt balance (see section “8. Liquidity and capital resources”). In addition, other expenses include accretion on the asset retirement obligation associated with the AGM, movements in foreign exchange and fair value movements with respect to previously recognized derivative financial instruments (see section “13. Risks and uncertainties”) which were marked-to-market up to Q3 2016. Fluctuations in other expenses from 2017 to Q2 2018 related predominantly to increases in the LIBOR rate.

With the commencement of commercial production at the AGM on April 1, 2016, the related mineral properties, plant and equipment started being depreciated for tax purposes; this resulted in a deferred income tax expense of $5.6 million in Q2 2016 and $3.8 million in Q3 2016. The tax expense in Q4 2016 related primarily to current withholding taxes incurred in Ghana in relation to service and direct costs charged from the Company’s Canadian subsidiaries to the Company’s Ghanaian subsidiary which houses the operating mines of Asanko. The deferred tax expense in 2017 is due to the Company forecasting that mineral properties, plant and equipment will be depreciated at a faster rate for tax purposes relative to accounting depreciation resulting in an increase of the associated deferred tax liability. The tax deductions on mineral properties, plant and equipment increase tax losses for which no deferred tax asset is recognized due to the five-year expiry period on tax losses in Ghana. The Company also recognized a $1.3 million withholding tax expense in Q4 2017 payable to the Ghanaian government on management fees charged by Asanko to its operating Ghanaian subsidiary.

A $7.1 million write-down of a deferred stripping asset in Q4 2016 contributed to a net loss of $8.4 million in the fourth quarter of 2016. The net loss of $8.0 million in Q4 2017 was predominantly attributable to the beforementioned deferred income tax expense, as well as higher production costs and exploration drilling expenses.

7.	Outlook

2018 Guidance

The mine plan will continue to incorporate sources of ore available from the multiple pits to blend to the mill enabling the optimization of the various pit extraction rates, the drawdown of stockpile balances and associated operating costs.

In 2018, management forecasts the AGM to produce 200,000-220,000 ounces of gold at AISC1 of $1,050-$1,150/oz. During the year, ore will be sourced from Nkran, Akwasiso, Dynamite Hill, Nkran Extension and surface stockpiles.

Mining operations at Nkran in H1 2018 were focused on an accelerated schedule of waste stripping of the larger Eastern portion of Cut 2 pushback in preparation for the next capital growth phase of the AGM, which is forecast to commence in 2019. As forecasted, AISC1 was higher in H1 2018 due to the larger Eastern portion of the Cut 2 pushback at Nkran; consequently, lower ore yields resulted in lower blended ore grade being delivered to the processing plant. Approximately $436/oz of AISC1 for H1 2018 was associated with stripping costs. Refer to the table below for actual H1 2018 gold production and AISC relative to guidance.

Steady state levels of higher grade ore production from Nkran have resumed and in H2 2018 the waste stripping portion of the Cut 2 pushback will reduce, with stripping costs decreasing to approximately $280/oz of AISC1 for H2 2018. The overall feed grade improvement and increase in gold production will also contribute to a lowering of AISC1 in H2 2018. The Company’s production guidance for H2 2018 is 110,000-120,000 ounces at AISC1 of $950-$1,050/oz.

Growth capital expenditure for 2018 is expected to be approximately $15.5 million: $3.0 million for the recovery circuit upgrades to the plant, which were installed in Q1 2018 and commissioned in Q2 2018; $1.5 million for the upgraded mill motors, which were installed in Q2 and will be commissioned in Q4 2018; $4.0 million for the secondary crusher, and $7.0 million on pre-production capital associated with the development of Esaase.

Sustaining capital expenditure for 2018 is expected to be approximately $4.0 million. For the six months ended June 30, 2018, the Company spent $1.4 million on sustaining capital.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

The following table outlines the Company’s forecasted 2018 production and cost guidance:

2018 Guidance	H1 2018 (Forecast)	H2 2018 (Forecast)	FY 2018 (Forecast)	YTD 2018 (Actual)	FY 2017 (Actual)
Gold Production (oz)	90,000 – 100,000	110,000 – 120,000	200,000 – 220,000	101,731	205,047
AISC[1] ($/oz)	1,200 – 1,300	950 – 1,050	1,050 – 1,150	1,145	1,007

5-Year Outlook (2019 – 2023)

The newly optimized mine planning exercise associated with P5M successfully reduces the overall strip ratio and improves AISC1 over a 19-year life of mine. Over the five-year period from 2019 to 2023, average annual production is expected to be 253,000 ounces at AISC1 of $860/oz, an increase in gold production and an improvement in AISC1 of $147/oz compared to the previous P5M forecast of 243,000 ounces at AISC1 of $1,007/oz, as stated in the 12/17 DFS.

This has been achieved using current mine operating data and optimizing the multi-pit schedule to generate the best cash generation profile to deliver competitive AISC1 over the life of mine and specifically during the capital spend on the overland conveyor and opening up the Esaase deposit.

5-Year Outlook (Asanko Gold Mine 100% basis)	Units	2019	2020	2021	2022	2023
Ore tonnes mined	000 t	7,300	7,560	5,450	6,980	6,400
Average grade mined	g/t	1.4	1.5	1.3	1.5	1.4
Tonnes processed	000 t	5,000	5,000	5,000	5,000	5,000
Mill head grade	g/t	1.7	1.8	1.5	1.8	1.7

Gold Production	oz	255,000	280,000	220,000	265,000	245,000
AISC[1]	$/oz	950	810	905	775	880

Total capital expenditure	$m	75.0	100.5	31.5	9.0	18.2

Notes: Assumes a $1,250/oz gold price and construction of the overland conveyor in 2019/20.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

8.	Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company’s strategic plan. The Company aims to achieve positive cash flows from operations to internally fund operating, capital and project development requirements. A summary of the Company’s net assets and key financial ratios related to liquidity are as follows:

	June 30, 2018	December 31, 2017
	$	$

Cash and cash equivalents	42,440	49,330
Other current assets	77,199	44,550
Non-current assets	439,492	614,905
Total assets[3]	559,131	708,785
Current liabilities (excluding current portion of long-term debt)	52,505	47,916
Non-current liabilities (excluding long-term debt)	31,412	72,571
Debt	163,738	155,691
Total liabilities[3]	247,655	276,178
Working capital [2]	67,134	45,964
Common shareholders' equity	309,699	431,867
Non-controlling interest	1,777	740
Total equity	311,476	432,607
Total common shares outstanding	225,804,614	203,449,957
Total options outstanding	14,800,625	12,578,625
Total warrants outstanding	4,000,000	4,000,000
Key financial ratios
Current ratio	2.28	1.96
Total liabilities to common shareholders' equity	0.80	0.64
Debt-to-total capitalization	0.23	0.18

2 Current assets less current liabilities(excluding current portion of long-term debt).
3 For purposes of calculating key financial ratios, assets held for sale and associated liabilties as at June 30, 2018 are not presented as held for sale in the table above. Refer to the condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and 2017 for presentation of assets classified as held for sale and liabilties directly associated with assets classified as held for sale.

The Company was in a strong net asset position at both June 30, 2018 and December 31, 2017 and had a cash balance, including cash classified as assets held for sale, of $42.4 million as at June 30, 2018.

During Q2 2018, in connection with the JV Transaction, a subsidiary of Gold Fields acquired a 9.9% interest in the Company through a private placement. Under the private placement, the Company issued 22,354,657 common shares of Asanko at a price of approximately $0.79 (C$1.01) per share for gross proceeds of $17.6 million. Concurrent with the completion of the private placement, the Company entered into an investor rights agreement with Gold Fields which provides certain rights to Gold Fields to participate in future Asanko share issuances in order to maintain its 9.9% shareholding for a period of up to five years. The completion of the private placement was the first step in a series of transactions under which Asanko and Gold Fields will, among other things, form an incorporated 50/50 joint venture in the Asanko Gold Mine (refer to section “1. Overview of the business”).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

Through a combination of the Company’s cash balance and cash flows from operations, the Company believes it is in a position to meet all working capital requirements, debt principal repayments, contractual obligations and commitments as they fall due (see “Commitments” below). However, the Company’s cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow to meet all commitments.

The Company has a VAT receivable balance of $7.5 million as of June 30, 2018. In any given period, the Company expects to have one quarter of VAT receivable outstanding.

In order to maintain or adjust its capital structure, the Company filed a short-form base shelf prospectus on January 15, 2018, which allows the Company to offer up to $300.0 million of common shares, warrants, subscription receipts, debt securities and units, or any combination thereof, from time to time over a 25-month period. The specific terms of any offering of securities will be subject to approval by the Company’s Board of Directors and the terms of such offering will be set forth in a shelf prospectus supplement.

Debt

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with Red Kite, which is now fully drawn for a total of $150.0 million. Interest on the DSFA is calculated in advance on a quarterly basis at a rate of LIBOR +6%, subject to a floor LIBOR rate of 1%. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. During Q2 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provided that the first principal repayment will be payable on July 1, 2018 after which the facility is scheduled to be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. The Company continues to pay quarterly interest on the loan facility during the principal deferral period with the first interest payment having occurred on July 1, 2016. There were no other changes to the original debt facility terms. A deferral fee of 2% of the loan principal (for a total of $3.3 million) was paid commensurate with signing the amendment.

On June 22, 2018, the Company obtained from Red Kite a one-month deferral on the first principal repayment due on July 1, 2018 to August 1, 2018. The deferral of the first principal repayment was obtained by the Company to facilitate the closing of the JV Transaction (see section “1. Overview of the business”). In conjunction with closing of the JV Transaction, the Company settled the Red Kite debt in full, including all outstanding debt principal and accrued interest, totaling $163.7 million resulting in the Company being debt-free.

Equity

The Company is financially stable with a total liabilities-to-common shareholders’ equity ratio of 0.80 as at June 30, 2018.

The Government of Ghana (“the Government”) has a 10% free carried interest in the AGM in accordance with Ghanaian Law. This was granted through the issuance of 10% of the common shares of the Company’s Ghanaian subsidiary, Asanko Gold Ghana Limited (formerly “Keegan Resources (Ghana) Limited”), which owns the Abore, Abirem, Adubea and Esaase mining leases, to the Government. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends paid out of the subsidiary, however does not have to contribute to the subsidiary’s capital investment. At June 30, 2018, Asanko Gold Ghana Limited had an income surplus in the pool from which dividends can be paid. In accordance with the Company’s accounting policy for non-controlling interests, the Company allocated $0.4 million and $1.0 million of Asanko Ghana’s net earnings to the non-controlling interest for the three and six months ended June 30, 2018 (three and six months ended June 30, 2017 – $0.5 million of net earnings for both periods presented). All results in this MD&A show 100% of results as being attributable to the Company with non-controlling interest accounted for as a separate component of equity.

Subsequent to the closing of the JV Transaction in Q3 2018, the Company will derecognize the non-controlling interest as the Company will equity account for its investment in the Company’s Ghanaian subsidiaries rather than consolidate the financial results.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

Commitments

The following table summarizes the Company’s contractual obligations as at June 30, 2018 and December 31, 2017:

					Total	Total
	Within 1 year	1 - 3 years	4 -5 years	Over 5 years	June 30, 2018	December 31, 2017
Long-term debt and related interest and withholding tax payments	163,738	-	-	-	163,738	186,270
Accounts payable and accrued liabilities	52,504	-	-	-	52,504	47,916
Asset retirement provision (undiscounted)	-	1,584	181	46,195	47,960	45,526
Long-term incentive plan (cash-settled awards)	243	195	-	-	438	-
Mine operating/construction and other service contracts, open purchase orders	12,357	5,531	-	-	17,888	17,431
Total	228,842	7,310	181	46,195	282,528	297,143

As previously noted, in July 2018 the Company settled the Red Kite debt in full, including all principal and accrued interest resulting in the Company becoming debt-free.

The Company has no off-balance sheet arrangements.

Cash flows

The following table provides a summary of cash flows for the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Cash provided by (used in):
Operating activities	13,369	33,745	32,455	48,127
Investing activities	(22,925)	(23,608)	(49,459)	(49,582)
Financing activities	13,653	(3,660)	10,251	(3,448)
Impact of foreign exchange on cash and cash equivalents	(222)	235	(137)	146
Decrease in cash and cash equivalents during the period	3,875	6,712	(6,890)	(4,757)
Cash and cash equivalents, beginning of period	38,565	48,206	49,330	59,675
Cash and cash equivalents, end of period	42,440	54,918	42,440	54,918
Less cash and cash equivalents held for sale, end of period	(23,684)	-	(23,684)	-
Cash and cash equivalents excluding held for sale, end of period	18,756	54,918	18,756	54,918

Three months ended June 30, 2018 and 2017

Cash provided by operating activities

During the three months ended June 30, 2018, the Company realized cash flows from operations of $13.4 million, being cash inflows before working capital changes of $28.6 million and outflows from non-cash working capital of $15.3 million (three months ended June 30, 2017 - $33.7 million consisting of cash inflows before working capital changes of $26.7 million and inflows from non-cash working capital of $7.1 million). Cash flows before working capital changes for Q2 2018 consist primarily of cash earnings from mine operations of $33.2 million less cash G&A expenses of $3.0 million and exploration expenses of $1.8 million. Cash outflows of $15.3 million from non-cash working capital was primarily the result of a $10.7 million increase in inventories, $4.6 million decrease in accounts payable and accruals, $0.7 million increase in prepaid expenses, and $0.2 million increase in trade receivables. These factors were partially offset by a $0.9 million decrease in the VAT receivable balance.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

Cash used in investing activities

During the three months ended June 30, 2018, the Company spent $22.9 million on investing activities including $23.0 million on additions to mineral properties, plant and equipment and $0.1 million in paid transaction costs associated with the JV Transaction. These were partially offset by interest received on cash balances of $0.2 million. The total expenditure on mineral properties, plant and equipment during the period included $14.7 million related to capitalization of deferred stripping costs, $7.3 million related to P5M (including volumetric and recovery circuit upgrades to the processing plant, pre-development and permitting activities for Esaase and SAG mill motor upgrades), and $1.0 million related to sustaining capital and other additions to mineral properties, plant and equipment.

During the same period in the prior year, the Company spent $23.6 million on investing activities comprised on $23.7 million on additions to mineral properties, plant and equipment, partially offset by $0.1 million in interest received on cash balances.

Capital expenditures in Q2 2018 were lower than Q2 2017. In Q2 2018, capital additions primarily related to the larger, Eastern portion of the Cut 2 pushback at Nkran (deferred stripping costs in excess of the operational strip ratio are capitalized), upgrades to the processing plant capacity and pre-development and permitting activities for Esaase. In Q2 2017, capital additions related to deferred stripping costs at Nkran, implementation of the first stage of the P5M development plan, including volumetric and recovery circuit upgrades to the plant, and expansion of the tailings storage facility.

Cash used in financing activities

During the three months ended June 30, 2018, the Company realized cash flows from financing activities of $13.7 million. This consisted of $17.4 million in cash received as part of the Gold Fields private placement (see section “1. Overview of the business”), offset by $3.8 million in interest and applicable withholding taxes relating to the DSFA (see “Debt” above).

During the three months ended June 30, 2017, cash used in financing activities amounted to $3.7 million, consisting of $4.2 million in interest and applicable withholding taxes relating to the DSFA which were partially offset by proceeds received on exercised stock options of $0.5 million. Interest paid in Q2 2018 was higher due to an increase in the 3-month LIBOR rate from Q2 2017 to Q2 2018.

Six months ended June 30, 2018 and 2017

Cash provided by operating activities

During the six months ended June 30, 2018, the Company realized cash flows from operations of $32.5 million, being cash inflows before working capital changes of $59.2 million and outflows from non-cash working capital of $26.7 million (six months ended June 30, 2017 - $48.1 million consisting of cash inflows before working capital changes of $55.4 million net of outflows from non-cash working capital of $7.3 million). Cash flows before working capital changes for the six months ended June 30, 2018 consist primarily of cash earnings from mine operations of $66.3 million less cash G&A expenses of $5.0 million and exploration expenses of $1.9 million. Cash outflows of $26.7 million from non-cash working capital was primarily the result of a $19.1 million increase in inventories, $6.0 million decrease in accounts payable and accruals, and $2.2 million increase in the VAT receivable balance. These factors were partially offset by a $0.5 million decrease in trade receivables and $0.2 million decrease in prepaid expenses.

Cash used in investing activities

During the six months ended June 30, 2018, the Company spent $49.5 million on investing activities including $49.6 million on additions to mineral properties, plant and equipment, and $0.1 million in paid transaction costs associated with the JV Transaction. These were partially offset by interest received on cash balances of $0.3 million. The total expenditure on mineral properties, plant and equipment during the period included $35.6 million related to capitalization of deferred stripping costs, $11.4 million related to P5M (including volumetric and recovery circuit upgrades to the processing plant, early earthworks on the overland conveyor, pre-development and permitting activities for Esaase and SAG mill motor upgrades), and $2.6 million related to sustaining capital and other additions to mineral properties, plant and equipment.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

During the same period in the prior year, the Company spent $49.6 million on investing activities comprised on $49.8 million on additions to mineral properties, plant and equipment, partially offset by $0.2 million in interest received on cash balances. Capital expenditures to date in 2018 were comparable to the same period in 2017. In Q2 2018, capital additions primarily related to the larger, Eastern portion of the Cut 2 pushback at Nkran (deferred stripping costs in excess of the operational strip ratio are capitalized) as well as upgrades to the processing plant capacity. In Q2 2017, capital additions related to deferred stripping costs at Nkran and Akwasiso, implementation of the first stage of the P5M development plan, including volumetric and recovery circuit upgrades to the plant, and expansion of the tailings storage facility.

Cash used in financing activities

During the six months ended June 30, 2018, the Company realized cash flows from financing activities of $10.3 million. This consisted of $17.4 million in cash received as part of the Gold Fields private placement (see section “1. Overview of the business”), offset by $7.2 million in paid interest and applicable withholding taxes relating to the DSFA (see “Debt” above).

During the six months ended June 30, 2017, cash used in financing activities totaled $3.4 million, consisting of $7.0 million in interest and applicable withholding taxes relating to the DSFA which were partially offset by proceeds received on exercised stock options of $3.6 million. Interest paid during the six months ended June 30, 2018 was higher due to an increase in the 3-month LIBOR rate relative to the same period in 2017.

9.	Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

9.1     Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of operating and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) as presented in the condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2018 and 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total production costs from consolidated statement of operations	30,469	28,302	58,819	62,498
Share-based payment expense included in production costs	(126)	(380)	(357)	(901)
By-product revenue	(221)	(203)	(409)	(444)
Total operating cash costs	30,122	27,719	58,053	61,153
Royalties and production taxes	3,342	3,009	6,563	6,486
Total cash costs	33,464	30,728	64,616	67,639
Gold ounces sold	51,785	48,462	100,684	106,273
Operating cash costs per gold ounce ($/ounce)	582	572	577	575
Total cash costs per gold ounce ($/ounce)	646	634	642	636

9.2     All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”), a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining costs per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce”, which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and 2017.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above to the Statement of Operations)	33,464	30,728	64,616	67,639
Cash corporate general and administrative expenses	2,864	2,939	4,949	5,181
Sustaining capital expenditures	943	997	1,371	4,845
Sustaining capitalized stripping costs	17,808	10,247	43,882	22,472
Reclamation cost accretion	214	158	429	322
All-in sustaining cost	55,293	45,069	115,247	100,459
Gold ounces sold	51,785	48,462	100,684	106,273
All-in sustaining cost per gold ounce ($/ounce)	1,068	930	1,145	945

All-in sustaining costs adjust “Total cash costs”, for corporate general and administrative expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Corporate general and administrative expenses used in the calculation are those included as a line item on the Company’s statement of operations excluding share-based payments and depreciation. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the Company’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period which have been deferred to mining interests as they allow the Company to gain access to ore to be mined in future periods; these costs relate to the currently identified reserves and resources and are not considered expansionary in nature. Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income (loss).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures as presented in the Company’s condensed consolidated interim statements of cash flows for the three and six months ended June 30, 2018 and 2017.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Capital expenditures in the consolidated statement of cash flows	22,949	23,713	49,617	49,763
Less: non-sustaining capital expenditures and capitalized stripping costs	(22,006)	(22,716)	(48,246)	(44,918)
Total sustaining capital expenditures	943	997	1,371	4,845

The majority of the non-sustaining capital expenditures during the three and six months ended June 30, 2018 related to deferred stripping costs associated with the larger, Eastern portion of the Cut 2 pushback at Nkran, metallurgical upgrades to the processing plant, SAG mill motor upgrades and pre-development and permitting activities for Esaase.

9.3     Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. The Company further believes that its presentation of this non-GAAP financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income (loss) to net income (loss) (the nearest GAAP measure) per the condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and 2017. All adjustments are shown net of estimated tax.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
(in thousands of US dollars except share per share amounts)	$	$	$	$
Net income (loss) for the period attributable to common shareholders	(142,267)	638	(140,158)	8,313
Add: Loss due to reclassification of subsidiaries to held for sale	144,554	-	144,554	-
Adjusted net income for the period attributable to common shareholders	2,287	638	4,396	8,313
Basic weighted average number of common share outstanding	225,067,647	203,426,633	214,318,520	203,214,328
Diluted weighted average number of common share outstanding	225,067,647	206,221,215	214,318,520	208,283,172
Adjusted net income per share attributable to common shareholders - basic and diluted	$0.01	$0.00	$0.02	$0.04

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

9.4     EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items. Other companies may calculate EBITDA and Adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) (the nearest GAAP measure) per the condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and 2017. All adjustments are shown net of estimated tax.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
(in thousands of US dollars except share per share amounts)	$	$	$	$
Net income (loss) for the period	(141,911)	1,155	(139,121)	8,815
Depreciation and depletion	16,941	14,433	30,316	31,179
Finance income	(187)	(143)	(333)	(293)
Finance expense	5,384	4,361	10,727	8,700
Current income tax expense	769	-	966	-
Deferred income tax expense	2,508	5,479	11,430	5,376
Earnings before interest, taxes, depreciation and depletion	(116,496)	25,285	(86,015)	53,777
Loss due to reclassification of subsidiaries to held for sale	144,554	-	144,554	-
Adjusted earnings before interest, taxes, depreciation and depletion	28,058	25,285	58,539	53,777

10.	Summary of outstanding share data

As of the date of this MD&A, there were 225,804,614 common shares of the Company issued and outstanding and 14,828,427 share purchase options and 4,000,000 warrants outstanding (with exercise prices ranging between C$1.07 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 244,633,041.

11.	Related party transactions

As at June 30, 2018, the Company’s related parties are its subsidiaries and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three and six months ended June 30, 2018, all related party transactions were in the normal course of business including compensation payments to key management personnel.

12.	Critical accounting policies and estimates

12.1     Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 5 of the audited annual consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of the condensed consolidated interim financial statements for the three and six months ended June 30, 2018, except as disclosed in note 2(c) of the unaudited condensed consolidated interim financial statements. Additionally, there were no new judgments and estimates applied in preparing the condensed consolidated interim financial statements for the three and six months ended June 30, 2018, except as disclosed in note 4 of the unaudited condensed consolidated interim financial statements.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

12.2     Changes in Accounting Policies including Initial Adoption

(a)	Accounting standards adopted during the period

The Company adopted the following new IFRS standards effective January 1, 2018. The nature and impact of each new standard on the Company’s current period financial statements, and prior period comparatives, if any, are outlined below. Adoption of these standards were made in accordance with the applicable transitional provisions.

Several other new standards and amendments came into effect on January 1, 2018; however, they did not impact the Company’s condensed consolidated interim financial statements.

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

The adoption of IFRS 15, applied retrospectively, did not have a significant impact on the recognition or measurement of the Company’s revenue from its customer. However, the adoption of IFRS 15 will result in a number of additional disclosures being included in the Company’s consolidated annual financial statements for the year ended December 31, 2018.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In March 2017, the IASB provided an update, clarifying how IFRS 9 is to be applied to modifications of financial liabilities. During the second quarter of 2016, the Company had amended its a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”) (see note 15). The amendment resulted in a deferral of the repayment of principal for a two-year period, with principal repayments having been agreed to commence on July 1, 2018. Under IAS 39, the amendment was considered to represent a modification of the previous DSFA. A deferral fee of $3.3 million was paid, deferred to the loan balance, and amortized along with previously deferred debt financing costs over the remaining life of the DSFA based on a revised effective interest rate of 10.9% .

Under the provisions of IFRS 9, the modification of the DFSA in Q2 2016 required the Company to retrospectively recalculate the amortized cost of the modified contractual cash flows with the resulting gain or loss recognized in the consolidated statement of operations and comprehensive income as of Q2 2016. The gain or loss is calculated as the difference between the original contractual cash flows and the modified contractual cash flows discounted at the effective interest rate of the original financial liability as a result of the application of IFRS 9. The Company recognized a $3.2 million gain on modification of the DFSA as of Q2 2016.

The adoption of IFRS 9, applied retrospectively, had the following effect on the Statement of Financial Position as at January 1, 2017 and December 31, 2017 and on the Statement of Operations and Comprehensive Income (Loss) for the three and six months ended June 30, 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

As at January 1, 2017

	As reported at	Effect of adoption	As at
	December 31, 2016	of IFRS 9	January 1, 2017
Statement of Financial Position
Non-current portion of long-term debt	$154,503	$(2,971)	$151,532
Accumulated deficit	(186,444)	2,768	(183,676)
Non-controlling interest	-	203	203

As at December 31, 2017

	As reported at	Effect of adoption	As at
	December 31, 2017	of IFRS 9	December 31, 2017
Statement of Financial Position
Non-current portion of long-term debt	$121,877	$(2,637)	$119,240
Deficit	(180,367)	2,467	(177,900)
Non-controlling interest	570	170	740

Three months ended June 30, 2017

	As reported for		Post- IFRS 9
	three months ended June 30, 2017	Effect of adoption of IFRS 9	Three months ended June 30, 2017
Statement of Operations and Comprehensive Income (Loss)
Finance expense	$(4,307)	$(54)	$(4,361)

Net income attributable to:
Common shareholders of the Company	687	(49)	638
Non-controlling interest	522	(5)	517

Six months ended June 30, 2017

	As reported for		Post- IFRS 9
	six months ended June 30, 2017	Effect of adoption of IFRS 9	Six months ended June 30, 2017
Statement of Operations and Comprehensive Income (Loss)
Finance expense	$(8,494)	$(206)	$(8,700)

Net income attributable to:
Common shareholders of the Company	8,499	(186)	8,313
Non-controlling interest	522	(20)	502

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

Share-based payments

Amendments to IFRS 2 – Share-based Payments (“IFRS 2”) clarified guidance on how to measure the fair value of the liability incurred in a cash-settled share-based payment. Previously, IFRS 2 did not include guidance on this subject matter and, therefore, diversity in practice existed between measuring the liability using the same approach as for equity-settled awards and using full fair value.

The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share-based payments (i.e. the modified grant date method). Therefore, in measuring the liability market and non-vesting conditions are taken into account in measuring its fair value, and the number of awards to receive cash is adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-market performance conditions. The new requirements do not change the cumulative amount of expense that is ultimately recognized because the total consideration for a cash-settled share-based payment is still equal to the cash paid on settlement.

These amendments were effective January 1, 2018, but had no impact on the Company’s historic consolidated financial statements as the Company granted cash-settled share-based payments for the first time on February 6, 2018.

(b)	Accounting standards and amendments issued but not yet adopted

The following standards and interpretations have been issued but are not yet effective as of June 30, 2018.

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard will have on its consolidated financial statements and expects to disclose preliminary presentation and measurement changes in its Q3 2018 interim financial statements.

13.	Risks and uncertainties

13.1     Financial instruments & risk

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company’s Annual Information Form for the year ended December 31, 2017, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, and the Company’s Form 40-F Annual Report for the year ended December 31, 2017, which can be found on EDGAR at www.sec.gov.

There were no significant changes to those risks or to the Company’s management of exposure to those risks during the six months ended June 30, 2018. These risks could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

For a description of the risks faced by the Company with respect to financial instruments, see the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

14.	Internal control

14.1     Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of June 30, 2018, such disclosure controls and procedures were effective.

14.2     Internal Controls Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management and the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2018, the Company’s internal control over financial reporting was effective.

Other than those processes and controls applied in the Company’s accounting for AGGL’s assets and liabilities as held for sale under IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, there has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

14.3     Limitations of controls and procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

15.	Cautionary statements

15.1     Cautionary statement on forward-looking information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The statements reflect the current beliefs of the management of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the Company’s most recent AIF and 40-F filings, available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company’s operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Expansion Projects (Project 5 Million and Project 10 Million) of the AGM will be built and currently the Company has not yet decided to implement the plans outlined in the 12/17 DFS, which is available under the Company’s profile on SEDAR at www.sedar.com.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

15.2     Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian NI 43-101. The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.